RECD S.E.C.

NOV 05 2002

FV

535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO
Washington, D.C. 20549

02053878

[...]-0123
[...], 2004
[...] average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV
CM 11/8

REPORT FOR THE PERIOD BEGINNING 9/1/2001 (MM/DD/YY) AND ENDING 8/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Roebuck Funds, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

916 East 86th Street
(No. and Street)

Brooklyn	New York	11236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Roebuck — 718-241-5267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David M. Tfirn, CPA, P.A.
(Name – *if individual, state last, first, middle name*)

11365 Sea Grass Circle	Boca Raton	Florida	33498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 14 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Norman Roebuck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roebuck Funds, Inc., as of August 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

SONIA BENCH
Notary Public, State of Florida
My comm. exp. Dec. 21, 2002
Comm. No. CC798654

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROEBUCK FUNDS, INC.

ANNUAL AUDITED REPORT

FORM X – 17A-5

PART III

AUGUST 31, 2002

Roebuck Funds, Inc.
Annual Audited Report
Form X-17A-5
Part III
August 31, 2002

TABLE OF CONTENTS

David M. Tfirn CPA, PA.

CERTIFIED PUBLIC ACCOUNTANT
11365 SEAGRASS CIRCLE
BOCA RATON, FL 33498

TEL: 561-218-0073
FAX: 561-218-0074
TOLL FREE: 888-44-TFIRN

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Roebuck Funds, Inc.
916 East 86th Street
Brooklyn, New York 11236

We have audited the accompanying balance sheet of Roebuck Funds, Inc., as of August 31, 2002, and the related statements of income, statement of changes in stockholder's equity, computation of net capital, computation of basic net capital requirement, and statement of cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roebuck Funds, Inc. as of August 31, 2002, and the results of operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

David M. Tfirn, CPA, P.A.
October 24, 2002

Roebuck Funds, Inc.
Balance Sheet
August 31, 2002

ASSETS

Current Assets		
Cash	$	12,569
Accounts Receivable		3,585
Total Current Assets		16,154
Other Assets		124,781
Total Assets	$	140,935

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accrued Taxes	$	620
Total Current Liabilities		620
Stockholder's Equity		
Common stock, 200 shares non par value Authorized, 100 issued and outstanding		
Additional paid-in capital		16,418
Retained earnings		123,897
Total Stockholder's Equity		140,315
Total Liabilities and Stockholder's Equity	$	141,935

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Statement of Income
For the Year Ended August 31, 2002

Revenue from Sales	$	15,162
General and Administrative		15,611
Loss from Operations	(	449)
Provision for Federal Income Tax		155
Net Loss	$(	604)

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended August 31, 2002

	Common Stock Shares	Common Stock $	Additional Paid-in Capital	Retained Earnings
Issuance of Common Stock	0	$ 0	$16,418	$ 124,501
Loss for period ended August 31, 2002				(604)
Balance, August 31, 2002	0	$ 0	$16,418	$ 123,897

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Computation of Net Capital
For the Year Ended August 31, 2002

COMPUTATION OF NET CAPITAL

Total ownership equity from Balance Sheet	$	140,935
Less: Non-allowable assets		124,781
Net Capital	$	16,154

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Computation of Basic Net Capital
For the Year Ended August 31, 2002

Net capital	$	16,154
Minimum dollar requirement		5,000
Net capital requirement		5,000
Excess net capital	$	11,154

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Statement of Cash Flows
For the Year Ended August 31, 2002

Cash flows from operating activities:	
Net loss	$(604)
Adjustments to reconcile net income to net cash Provided by operating activities:	
Decrease in accounts receivable	772
Increase in accrued taxes	620
Total adjustments	1,392
Net cash provided by operating	788
Net increase (decrease) in cash and equivalents	788
Cash and equivalents, beginning	11,781
Cash and equivalents, ending	$ 12,569

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Supporting Schedule of General and Administrative Expenses
For the Year Ended August 31, 2002

Consulting Fees	$	13,000
Filing Fees		951
Postage		500
State Franchise Tax		560
City Corporation Tax		600
	$	15,611

The accompanying notes are an integral part of these financial statements.

Roebuck Funds, Inc.
Notes to Financial Statement
August 31, 2002

1. Summary of Significant Accounting Principles

Nature of Operations

Roebuck Funds, Inc. is a non-clearing broker dealer based in Brooklyn, New York. The Company derives its revenue exclusively from the sale of investment company shares.

Basis of Presentation

The accompanying financial statements of Roebuck Funds, Inc. were prepared in accordance with generally accepted accounting principles used by most business entities.

Use of Estimates

The preparation of financial statements require management to make estimates and assumptions that effect certain reported amounts and disclosures and actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements on a current basis only because the Company has no permanent or temporary differences between book and taxable income which would generate deferred taxes.

2. Transactions with Related Parties

Administrative Services Agreement

The principals of Roebuck Funds, Inc. operate or affiliate with other businesses in New York and Florida. Certain administrative services are provided to Roebuck Funds, Inc. by Roebuck Associates Insurance Exchange, Inc. During the year ended August 31, 2002, administrative expenses amounting to $13,500 were paid to Roebuck Associates Insurance Exchange, Inc. by Roebuck Funds, Inc.

Balances Due from Affiliates

Other assets which total $124,781 were classified as non-allowable under the NASD accounting rules. These other assets represent advances to affiliated entities which are controlled by the stockholders of Roebuck Funds, Inc. These advances are non-interest bearing obligations with no repayment schedule or due dates.

The Company receives pro-rated commissions on the sale of investment company shares from non-affiliated licensed broker/dealers. During the fiscal year ended August 31, 2002, the company received 100% of its revenue from one non-affiliated broker/dealer.

Roebuck Funds, Inc.
Reconciliation of Net Capital vs Focus
August 31, 2002

Net capital per focus report	$	15,532
Reduction of income tax accrual		622
Balance		16,154
Balance per financial statement	$	16,154

We found no material inadequacies between the Focus Report and the audited financial statements.

ROEBUCK FUNDS INC.

** COUNSELORS FOR INVESTORS IN MUTUAL FUND SHARES **

October 24, 2002

P.O. BOX 340347
Brooklyn, NY 11234-0347
(718) 241-5267
(718) 241-5479 FAX

David M. Tfirn, CPA, PA
11365 Seagrass Circle
Boca Raton, Fl. 33498

We are providing this letter in connection with your audit of the balance sheet of Roebuck Funds, Inc. as of August 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Roebuck Funds, Inc. in conformity with generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of October 24, 2002 the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles.
2. We have made available to you-
   a. Financial records and related data.
   b. Minutes of meetings of stockholders, directors and committees of directors, of summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. There has been no:
   a. Fraud involving management or employees who have significant roles in internal control.
   b. Fraud involving others that could have a material effect on the financial statements.

6. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

7. The following have been properly recorded or disclosed in the financial statements.

a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.

b. Guarantees, whether written or oral, under which the company is contingently liable.

8. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that near term means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

9. There are no:

a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

c. Other liabilities or gain or loss contingencies that are required to be accrued of disclosed by Statement of Financial Accounting Standards No. 5.

10. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

11. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Sincerely,

Norman Grebuck

Signature:
Title: PRESIDENT